The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing makes the following changes:

Principals.   The number of Principals remains the same at 21. However, the following changes were made:

- Removal of Frederick O. Terrell
- Addition of Richard Gordon

An updated Form 7R is also attached.

Thank you. Rosemary Francavilla 212-815-4596